S&P Global 55 Water Street New York, NY 10041	Christopher Craig Senior Vice President and Chief Accounting Officer T 212.438.0705 christopher.craig@spglobal.com spglobal.com

6 June 2022

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nasreen Mohammed and Suying Li

Re: S&P Global Inc.

Form 10-K filed February 8, 2022

Form 8-K/A furnished May 3, 2022

File No. 001-01023

Dear Ms. Mohammed and Mr. Li:

S&P Global Inc. (the “Company”) provides this letter in response to the comments received from the Commission staff in a letter to the Company dated May 12, 2022 (the “Comment Letter”) pertaining to the Form 8-K/A furnished by the Company on May 3, 2022. For ease of reference in this letter, the Commission staff’s comments contained in the Comment Letter are reproduced in bold, italicized font in this letter, and the corresponding response of the Company is shown below the comment.

1. The “pro forma combined company financial information” presented in Forms 8-K furnished on February 28, 2022 and amended on May 3, 2022 does not appear to be consistent with your “unaudited pro forma combined condensed financial information” presented in Form 8-K filed on March 4, 2022. Please help us understand these differences and your basis for presenting them. For example, please tell us if the “pro forma” combined company financial information has been prepared in accordance with Article 11 of Regulation S-X.

S&P Global 55 Water Street New York, NY 10041	Christopher Craig Senior Vice President and Chief Accounting Officer T 212.438.0705 christopher.craig@spglobal.com spglobal.com

The “pro forma combined company financial information” presented in Forms 8-K furnished on February 28, 2022 and amended on May 3, 2022 (collectively, our “Supplemental Pro Forma Information”) is different than our “unaudited pro forma combined condensed financial information” presented in Form 8-K filed on March 4, 2022 (our “Article 11 Pro Forma Information”). Our Article 11 Pro Forma Information was presented in accordance with Article 11 of Regulation S-X. Our Supplemental Pro Forma Information presented supplemental financial information that included non-GAAP financial measures, which were presented as the combination of the Company’s and IHS Markit’s previously reported GAAP financial information plus certain non-GAAP adjustments to arrive at adjusted pro forma results. This Supplemental Pro Forma Information was provided to allow investors to make additional comparisons of the Company’s operating performance between periods at a segment level. Consistent with the response to comment 3 below, in future public disclosures, we will not present the “reported” pro forma combined company financial information that was presented in our Supplemental Pro Forma Information.

2. In addition, please note that Rule 11-02(c)(2)(i) prohibits the disclosure of pro forma information for annual periods prior to the most recent fiscal year preceding the transaction. As such, your presentation of the pro forma financial information of S&P Global and IHS Markit’s combined operating results for the year and each of the four quarters during the year ended December 31, 2020 is not permitted.

We note the prohibition in Rule 11-02(c)(2)(i), and, in future public disclosures, we will not present pro forma combined operating results of S&P Global and IHS Markit for the year, and each of the four quarters during the year, ended December 31, 2020.

3. We refer to your adjusted pro forma results. Please tell us if these non-GAAP measures have been presented in a manner that is consistent with Article 11 of Regulation S-X. If not, please revise accordingly. In addition, please revise your reconciliations of non-GAAP pro forma adjusted measures to begin with the most directly comparable measure, which would be a pro forma measure prepared and presented in accordance with Article 11 of Regulation S-X. Reference is made to Question 101.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your pro forma results presented in Form 8-K furnished on May 3, 2022.

We note the Commission staff’s comments on the presentation of adjusted pro forma results. As illustrated in Schedules I and II attached hereto, the adjusted pro forma results are non-GAAP measures that can be presented by making certain non-GAAP adjustments to our Article 11 Pro Forma Information. In future public disclosures, we will follow a presentation format, similar to Schedules I and II, that reconciles such non-GAAP pro forma adjusted measures by beginning with the applicable measures prepared in accordance with Article 11 of Regulation S-X, and we will retitle such non-GAAP financial measures to eliminate the use of “pro forma” when describing such measures to avoid confusion about whether they are determined and presented pursuant to Article 11 of Regulation S-X.

S&P Global 55 Water Street New York, NY 10041	Christopher Craig Senior Vice President and Chief Accounting Officer T 212.438.0705 christopher.craig@spglobal.com spglobal.com

*****

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Christopher Craig

Christopher Craig

Senior Vice President and Chief Accounting Officer

cc:	Alma Rosa Montañez, Assistant Corporate Secretary & Chief Corporate Counsel

Steven C. Jacobs, Partner, Ernst & Young LLP

Meredith B. Cross, Partner, Wilmer Cutler Pickering Hale and Dorr LLP

S&P Global 55 Water Street New York, NY 10041	Christopher Craig Senior Vice President and Chief Accounting Officer T 212.438.0705 christopher.craig@spglobal.com spglobal.com

Schedules I and II

(Attached)

Schedule I

S&P Global, Inc.

Reconciliation of Article 11 Pro Forma to Non-GAAP Performance Adjusted Financial Information

For the year ended December 31, 2021

$ amounts in millions

Article 11 Operating Profit		$4,736	a	)
Reversal of Selected Article 11 Pro Forma Adjustments
Deferred revenue	$89		b	)
IHS Markit RSUs and PSUs	105		d	)
Deferred commissions	(11)		e	)
Transaction costs	93		h	)
S&P Global and IHS Markit retention bonuses	80		c	)
Add back amortization for internally developed software	(153)		f	)
Acquisition related amortization	923		g	)

Net Reversal of Selected Article 11 Pro Forma Adjustments		1,126
Fiscal period alignment adjustments		(64)	i	)
Additional Non-GAAP Performance adjustments
S&P Global Non-GAAP performance adjustments	$360		j	)
IHSM Non-GAAP performance adjustments	189		k	)
(Gain)/loss on sale of assets	(522)		l	)
Acquisition-related bonuses	38		m	)

Net Additional Non-GAAP performance adjustments		65

Non-GAAP Performance Adjusted Operating Profit		$5,863

Notes

a)	Agreed to S&P Global’s March 4, 2022 Article 11 Pro Forma Combined Condensed Statement of Income.

b)	Addback to revenue of $89 million related to the fair value reduction to IHS Markit’s acquired deferred revenue.

c)	To eliminate S&P Global and IHS Markit’s retention bonuses of $80 million.

d)

To eliminate the incremental impact to stock-based compensation expense from the modification of IHS Markit’s unvested Performance Share Units resulting from the increase in the fair value of the awards that increased pro forma expense by $105 million for the period ended December 31, 2021.

e)	Addback of deferred commission expense of $11 million that was eliminated due to the revaluation of customer acquisition costs.

f)	Addback of IHS Markit’s depreciation related IHS Markit’s capitalized software of $153 million.

g)	To eliminate the amortization expense related to the intangible assets acquired from IHS Markit of $923 million.

h)

To eliminate incremental acquisition-related transaction costs by S&P Global and IHS Markit which were incurred or expected to be incurred at the time the Pro Forma Combined Condensed Statement of Income was prepared but not yet recognized of $93 million.

i)	To align IHS Markit’s November 30th year end to S&P Global’s December 31st year end.

j)

To record S&P Global performance adjustments of $360 million, net, relating to $249M for IHSM integration costs, $96M for deal related intangible asset amortization, $19M for restructuring costs, and a $4M gain from asset sales. Integration costs include $120M for professional advisor fees, $42M for Legal fees, $34M for retention costs, $28M for lease impairment, $21M for severance, and $4M of other costs.

k)

To record IHS Markit performance adjustments of $189 million including $126M for acquisition-related costs, $31M associated with OSTTRA intangible amortization, $18M for restructuring, and $14M for asset impairments.

l)	Remove gain from the formation of the OSTTRA joint venture and the dispositions of Root Metrics and LifeSciences.

m)	Add back spot and merger performance bonuses.

Schedule II

S&P Global

Reconciliation of Article 11 Pro Forma Financial Measures to Non-GAAP Performance Adjusted Financial Information

S&P Global

Supplemental Segment Analysis reconciling the Article 11 Pro Forma Financial Measures to Non-GAAP Adjusted Financial Information

For the Year Ended December 31, 2021

(in millions)
	Pro Forma S&P Global (a)	Reversal of Selected Pro Forma Adjustments			Fiscal Period Alignment Adjustment (k)	Additional Non- GAAP Performance Adjustments			Non-GAAP Performance Adjusted Financial Information
Segment Revenue
Ratings	$4,097	$—			$—	$—			$4,097
Market Intelligence	3,976	37	(b	)	(13)	(110)	(l	)	3,890
Commodities Intelligence	1,652	16	(b	)	1	—			1,669
Indices	1,253	—	(b	)	—	—			1,253
Mobility	1,209	26	(b	)	11	—			1,246
Engineering Solutions	380	10	(b	)	1	—			391
Eliminations	(164)	—			—	—			(164)

	12,403	89			—	(110)			12,382
Segment Operating Profit
Ratings	2,619	1	(c	)	—	3	(m	)	2,623
Market Intelligence	1,217	438	(c	)(d)(e)(f)(g)	(43)	(434)	(l	)(m)(n)	1,178
Commodities Intelligence	574	152	(c	)(d)(f)(g)	(2)	9	(m	)(n)	733
Indices	808	29	(c	)(g)	—	8	(m	)	845
Mobility	150	319	(d	)(f)(g)	7	16	(n	)	492
Engineering Solutions	62	56	(d	)(f)(g)	(14)	(29)	(n	)	75
Equity in earnings (loss) of unconsolidated subsidiaries, net	(41)	—			1	130	(l	)(n)	90
Corporate	(653)	131	(c	)(d)(f)(h)	(13)	362	(m	)(n)	(173)

Operating profit	4,736	1,126			(64)	65			5,863
Other (income) expense, net	(64)	—			(2)	—			(66)
Interest expense, net	261	78	(i	)	(1)	—			338

Income before taxes on income and equity in loss of equity method investees	4,539	1,048			(61)	65			5,591
Provision for taxes on income	918	53	(j	)	51	191	(j	)	1,213

Net income	3,621	995			(112)	(126)			4,378
Less: net (income) loss attributable to noncontrolling interests	(238)	—			(3)	—			(241)

Net income attributable to S&P Global Inc.	$3,383	$995			$(115)	$(126)			$4,137

Schedule II

Notes

a)

Total agreed to S&P Global’s March 4, 2022 Article 11 Pro Forma Combined Condensed Statement of Income; disaggregated segment revenue and operating profit have been reconciled to both previously filed financial statements and internal records.

b)	Addback to revenue of $89 million related to the fair value reduction to IHS Markit’s acquired deferred revenue.

c)	To eliminate S&P Global and IHS Markit’s retention bonuses of $80 million.

d)

To eliminate the incremental impact to stock-based compensation expense from the modification of IHS Markit’s unvested Performance Share Units resulting from the increase in the fair value of the awards that increased pro forma expense by $105 million for the period ended December 31, 2021.

e)	Addback of deferred commission expense of $11 million that were eliminated due to the revaluation of customer acquisition costs.

f)	Addback of IHS Markit’s depreciation related to IHS Markit’s capitalized software of $153 million.

g)	To eliminate the amortization expense related to the intangible assets acquired from IHS Markit of $923 million.

h)

To eliminate incremental acquisition-related transaction costs by S&P Global and IHS Markit which were incurred or expected to be incurred at the time the Pro Forma Combined Condensed Statement of Income was prepared but not yet recognized of $93 million.

i)	To eliminate the adjustment to interest expense associated with the increase in IHS Markit’s debt to fair value.

j)	To eliminate the income tax expense associated with the pro forma adjustments and performance adjustments, respectively.

k)	To align IHS Markit’s November 30th year end to S&P Global’s December 31st year end.

l)

Reclassification of the MarkitSERV business’ revenue of $110M and operating profit of $60M to Equity in income (loss) of unconsolidated subsidiaries, net consistent with where income from the OSSTRA JV will be captured from September 1, 2021 onwards.

m)	To record S&P Global performance adjustments of $360 million, net against each respective segment where costs were incurred.

n)

To record IHS Markit performance adjustments of $295 million, net relating to $522M for net gains of sale of assets, partially offset by $189 of IHSM performance adjustments and $38M of acquisition related bonuses against each segment where costs were incurred.